Exhibit 1

FOR IMMEDIATE RELEASE	26 August 2014

| 2014 Interim Results

■	Reported revenues up 2.7% at £5.469 billion in sterling, up 11.3% at $9.135 billion in dollars and up 6.5% at €6.663 billion in euros
■	Constant currency revenues up 11.3%, like-for-like revenues up 8.7%
■	Constant currency net sales up 6.4%, like-for-like net sales up 4.1%
■	Reported billings down 3.0% at £22.060 billion ravaged by sterling strength, but up 5.7% in constant currency
■	Reported net sales margin of 13.0%, flat with last year, up 0.3 margin points on a constant currency basis and up 0.3 margin points like-for-like in line with the full year margin target
■	Headline reported profit before interest and tax £622 million, down 2.4%, but up 9.0% in constant currency
■	Headline profit before tax £532 million up 1.5%, up 15.6% in constant currency
■	Profit before tax £491 million up 15.0%, up 33.7% in constant currency
■	Reported profit after tax £396 million up 25.6%, up 47.9% in constant currency
■	Headline diluted earnings per share 29.2p up 2.8%, up 17.1% in constant currency
■	Reported diluted earnings per share 27.0p up 25.6%, up 47.7% in constant currency
■	Dividends per share 11.62p up 10%, a pay-out ratio of 40% versus 37% last year
■	Share buy-backs upped significantly in line with target to £390 million in the first half, up from £133 million last year, equivalent to 2.3% of the issued share capital against 1.0% last year
■	Targeted dividend pay-out ratio of 45% likely to be achieved this year well ahead of schedule
■	Including all associates and investments, revenues total over $24 billion annually and people average over 179,000

Key figures

£ million	H1 2014	Δ reported[1]	Δ constant[2]	H1 2013
Billings	22,060	-3.0%	5.7%	22,736
Revenue	5,469	2.7%	11.3%	5,327
Net sales	4,792	-1.9%	6.4%	4,884
Headline EBITDA[3]	733	-2.7%	8.1%	753
Headline PBIT[4]	622	-2.4%	9.0%	637
Net sales margin[5]	13.0%	-	0.3[6]	13.0%
Profit before tax	491	15.0%	33.7%	427
Profit after tax	396	25.6%	47.9%	315
Headline diluted EPS[7]	29.2p	2.8%	17.1%	28.4p
Diluted EPS[8]	27.0p	25.6%	47.7%	21.5p
Dividends per share	11.62p	10.0%	10.0%	10.56p

First-half and Q2 highlights

■	Reported billings decreased by 3.0% to £22.060bn, but up 5.7% in constant currency
■

Reported revenue growth of 2.7%, with like-for-like growth of 8.7%, 2.6% growth from acquisitions and -8.6% from currency, reflecting the continuing strength of the pound sterling against the US dollar, Euro and many currencies in the faster growth markets, as seen in the final quarter of 2013 and the first half of this year. Quarter two growth has seen significant improvement over the first quarter of the year

■	Reported net sales down 1.9% in sterling (up 6.3% in dollars and 1.8% in euros), with like-for-like growth of 4.1%, 2.3% growth from acquisitions and -8.3% from currency
■

Constant currency revenue growth in all regions and business sectors, characterised by particularly strong growth geographically in North America, the United Kingdom and Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, and functionally in advertising and media investment management and sub-sectors direct, digital and interactive and specialist communications

■

Like-for-like net sales growth of 4.1%, an improvement over the first quarter, with the gap compared to revenue growth widening further in the second quarter, as the scale of digital media purchases in media investment management and data investment management revenues increased

■

Reported headline EBITDA down 2.7%, with constant currency growth of 8.1%, delivered through strong like-for-like organic net sales growth and by 0.3 margin points improvement, with operating costs up 6.2%, rising less than net sales

■

Reported headline PBIT decreased slightly by 2.4%, but up 9.0% in constant currency with both constant currency and like-for-like net sales margin, a more accurate competitive comparator, increasing by 0.3 margin points, in line with the Group’s full year target

■

Reported headline diluted EPS up 2.8%, up 17.1% in constant currency, enabling the payment of a 10% higher interim ordinary dividend of 11.62p, giving a pay-out ratio of 40% compared with 37% last year. The Group’s targeted pay-out ratio is 45% over the next two years, which is likely to be achieved in 2014 well ahead of schedule

1 Percentage change in reported sterling

2 Percentage change at constant currency rates

3 Headline earnings before interest, tax, depreciation and amortisation

4 Headline profit before interest and tax

5 Headline profit before interest and tax, as a percentage of net sales

6 Margin points

7 Diluted earnings per share based on headline earnings

8 Diluted earnings per share based on reported earnings

■

Average net debt decreased by £348m (+11%) to £2.765 billion compared to last year, at 2014 constant rates, reflecting improvements in working capital and also the benefit of converting the £450 million Convertible Bond in mid-2013

■

Creative and effectiveness excellence recognised again in 2014 with the award of the Cannes Lion to WPP for the most creative Holding Company for the fourth successive year since the award’s inception and another to Ogilvy & Mather Worldwide for the third consecutive year as the most creative agency network. In another rare occurrence in our industry, Grey was named Global Agency of the Year 2013 by both US trade magazines Ad Age and Ad Week. For the third consecutive year, WPP was awarded the EFFIE as the most effective Holding Company

■	Clear number one position in all net new business tables for the last two and a half years
■	Strategy implementation accelerated even in a dead POG world as sector targets for fast growth markets and new media raised from 35-40% to 40-45% over next five years

Current trading and outlook

■

July 2014 | July net sales were up 2.8% like-for-like, against a strong comparative growth rate in 2013 of 4.1%. All regions and sectors were positive, and showed a similar pattern to the first half, albeit slightly lower overall. Cumulative like-for-like net sales growth for the first seven months of 2014 is now 4.0%

■

FY 2014 quarter 2 revised forecast | Increase in like-for-like revenue growth from the quarter 1 revised forecast, as the scale of digital media purchases increased, with net sales growth similar at over 3% and a stronger first half and a similar second half. Headline net sales operating margin target improvement, as previously, of 0.3 margin points in constant currency

■

Dual Focus in 2014 | 1. Stronger than competitor revenue and net sales growth due to leading position in both faster growing geographic markets and digital, premier parent company creative position, new business, horizontality and strategically targeted acquisitions; 2. Continued emphasis on balancing net sales growth with headcount increases and improvement in staff costs/net sales ratio to enhance operating margins

■

Long-term targets reaffirmed | Above industry revenue and net sales growth due to geographically superior position in new markets and functional strength in new media and data investment management, including data analytics and the application of new technology; improvement in staff cost/net sales ratio of 0.2 or more depending on net sales growth; net sales operating margin expansion of 0.3 margin points or more; and headline diluted EPS growth of 10% to 15% p.a. from net sales growth, margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Review of Group results

Revenues

Revenue analysis

£ million	2014	Δ reported	Δ constant[9]	Δ LFL[10]	acquisitions	2013
First quarter	2,570	1.5%	9.6%	7.0%	2.6%	2,532
Second quarter	2,899	3.7%	12.8%	10.2%	2.6%	2,795
First half	5,469	2.7%	11.3%	8.7%	2.6%	5,327
Net sales analysis
£ million	2014	Δ reported	Δ constant	Δ LFL	acquisitions	2013
First quarter	2,283	-1.8%	6.1%	3.8%	2.3%	2,326
Second quarter	2,509	-2.0%	6.8%	4.4%	2.4%	2,558
First half	4,792	-1.9%	6.4%	4.1%	2.3%	4,884

Reported billings were down 3.0% at £22.060 billion, but up 5.7% in constant currency. Estimated net new business billings of £2.556 billion ($4.089 billion) were won in the first half of the year, compared with a similar level of £2.613 billion in the first half of last year, resulting in the Group leading all net new business tables once again. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital and media assignments, the full benefit of which will be seen in Group revenues later in 2014 and in 2015. Pitch results following recent pharmaceutical client consolidations have benefited the Group’s healthcare communications businesses significantly.

Reportable revenue was up 2.7% at £5.469 billion. Revenue on a constant currency basis was up 11.3% compared with last year, the difference to the reportable number reflecting the continuing strength of the pound sterling against the US dollar, Euro and many currencies in the faster growth markets, as seen in the final quarter of 2013 and the first half of this year. As a number of our current competitors report in US dollars and in euros, appendices 2 and 3 show WPP’s interim results in reportable US dollars and euros respectively. This shows that US dollar reportable revenues were up 11.3% to $9.135 billion, which compares with the $7.373 billion of our closest current competitor and euro reportable revenues were up 6.5% to €6.663 billion, which compares with €3.358 billion of our nearest current European-based competitor.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 8.7% in the first half, with net sales up 4.1%, with the gap compared to revenue growth widening further in the second quarter, as the scale of digital media purchases in media investment management and data investment management revenues increased. In the second quarter, like-for-like revenues were up 10.2%, a significant strengthening over the first quarter’s 7.0%, with net sales also further strengthening up 4.4%, following 3.8% in the first quarter giving 4.1% for the first half. Client data continues to reflect increased advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic and functional sectors. Quarter two saw a continuation of the strength of advertising spending in fast moving consumer goods, especially.

9 Percentage change at constant currency exchange rates

10 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money. Although corporate balance sheets are much stronger than pre-Lehman and confidence is higher as a result, the Eurozone, Middle East, BRICs hard or soft landing and US deficit uncertainties still demand caution. The now over $7 trillion net cash lying virtually idle in those balance sheets, still seems destined to remain so, with companies, even after the recent upturn in merger activity, unwilling to attempt excessive acquisition risk (except perhaps in our own industry) or expand capacity, particularly in mature markets.

Operating profitability

Reported headline EBITDA was down 2.7% to £733 million, up 8.1% in constant currency. Reported headline operating profit was down 2.4% to £622 million from £637 million, but up 9.0% in constant currency. As has been noted before, our profitability tends to be more skewed to the second half of the year compared with some of our competitors, for reasons which we do not yet understand.

Reported headline net sales operating margins were flat with the first half of last year at 13.0%, up 0.3 margin points in constant currency, in line with the Group’s full year margin target of a 0.3 margin points improvement on a constant currency basis. On a like-for-like basis, operating margins were also up 0.3 margin points.

Given the significance of data investment management revenues to the Group, with none of our direct parent company competitors significantly present in that sector, net sales are a more meaningful measure of competitive comparative top line and margin performance. This is because data investment management revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s media investment management sub-sector is increasingly buying digital media on its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings. Thus, revenues and the rate of growth of revenues will increase, although net sales and the growth rate of net sales will remain unaffected and the latter will present a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, will focus even more on net sales and the net sales operating margin in the future. In the first half, as noted above, the constant currency and like-for-like headline net sales margin was up 0.3 margin points.

On a reported basis, net sales operating margins, before all incentives11, were 15.3%, down 0.4 margin points, compared with 15.7% last year. The Group’s staff cost to net sales ratio, including incentives, increased by 0.1 margin points to 66.6% compared with 66.5% in the first half of 2013. On a constant currency basis, however, net sales margins, before all incentives, were 15.4%, flat with the first half of 2013, and the staff cost to net sales ratio, including incentives, was down 0.2 margin points to 66.5% compared with 66.7% in the first half of 2013. This reflected better staff cost to net sales ratio management, through better control of the growth of staff numbers and salary and related costs, as compared to net sales, than in the first half of 2013.

Operating costs

In the first half of 2014, reported operating costs12 fell by 1.8% and were up by 6.2% in constant currency, compared with reported net sales down 1.9% and constant currency growth of 6.4%. Reported staff costs excluding all incentives were up 0.5 margin points at 64.3% of net sales and

[11]	Short and long-term incentives and the cost of share-based incentives
[12]

Excludes direct costs, goodwill impairment, amortisation and impairment of acquired intangibles, investment gains and write-downs, gains on re-measurement of equity interests on acquisition of controlling interest and restructuring costs up 0.3 margin points in constant currency. Incentive costs amounted to £113.0 million or 16.0% of headline operating profits before incentives and income from associates, compared to £127.9 million last year, or 17.4%, a decrease of £14.9 million or 11.6%. Target incentive funding is set at 15% of operating profit before bonus and taxes, maximum at 20% and in some instances super-maximum at 25%. Severances were £27.5 million in the first half, up £9.4 million on last year. Variable staff costs were 6.5% of revenues and 7.4% of net sales, at the higher end of historical ranges and, again, reflecting good staff cost management and flexibility in the cost structure.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 120,102 in the first half of the year, compared to 118,315 in the same period last year, an increase of 1.5%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2014 was 121,883, up only 1.7% compared to 119,801 at 30 June 2013, and up only 808, or 0.7%, on 121,075 at 1 January 2014, reflecting careful control of headcount increases. On the same basis revenues increased 8.7%, with net sales up 4.1%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £90.4 million compared to £113.3 million in the first half of 2013, a decrease of £22.9 million, reflecting lower levels of average net debt and higher income from investments.

The headline tax rate was 20.0% (2013 21.8%). The tax rate on reported profit before tax was 19.3% (2013 26.2%).

Earnings and dividend

Reported headline profit before tax was up 1.5% to £532 million from £524 million and up 15.6% in constant currency.

Reported profit before tax rose by 15.0% to £491 million from £427 million, or up 33.7% in constant currency. Reported profits attributable to share owners rose by 29.9% to £365 million from £281 million. In constant currency, profits attributable to share owners rose by 53.3%.

Reported diluted headline earnings per share rose by 2.8% to 29.2p from 28.4p. In constant currency, diluted headline earnings per share on the same basis rose by 17.1%. Diluted reported earnings per share rose by 25.6% to 27.0p from 21.5p and by 47.7% in constant currency.

As outlined in the June 2013 AGM statement, the Board gave consideration to the merits of increasing the dividend pay-out ratio from the then current level of approximately 40% to between 45% and 50%. Following that review, the Board decided to target a further increase in the pay-out ratio to 45% over the next two years and, as a result, declared an increase of 20% in the 2013 final dividend to 23.65p per share, which together with the interim dividend of 10.56p per share, made a total of 34.21p per share for 2013, an overall increase of 20%. This represented a dividend pay-out ratio of 42%, compared to a pay-out ratio of 39% in 2012. Given your Company’s better than expected progress, your Board believes it is likely we will reach the targeted dividend pay-out ratio of 45% in 2014, one year ahead of the anticipated date and, as a result, declares an increase of 10% in the interim dividend to 11.62p per share, compared with the 2.8% growth in reported diluted headline earnings per share and reported earnings per share up 24.2%. The dividend pay-out ratio for the first half is, therefore, 40%, reflecting the stronger weighting of the final dividend, against 37% last year. The record date for the interim dividend is 10 October 2014, payable on 10 November 2014. Further details of WPP’s financial performance are provided in Appendices 1, 2 and 3.

Regional review

The pattern of revenue and net sales growth differed regionally. The tables below give details of revenue and net sales and revenue and net sales growth by region for the second quarter and first half of 2014, as well as the proportion of Group revenues and net sales and operating profit and operating margin by region;

Revenue analysis

£ million	Q2 2014	Δ reported	Δ constant[13]	Δ LFL[14]	% group	Q2 2013	% group
N. America	963	0.9%	10.9%	11.4%	33.2%	954	34.2%
United Kingdom	426	21.7%	21.7%	19.2%	14.7%	350	12.5%
W. Cont. Europe	653	-2.1%	3.1%	1.7%	22.5%	667	23.8%
AP, LA, AME, CEE[15]	857	4.0%	19.4%	11.9%	29.6%	824	29.5%
Total Group	2,899	3.7%	12.8%	10.2%	100.0%	2,795	100.0%

£ million	H1 2014	Δ reported	Δ constant	Δ LFL	% group	H1 2013	% group
N. America	1,878	2.1%	11.1%	10.4%	34.4%	1,840	34.5%
United Kingdom	784	17.2%	17.2%	15.2%	14.3%	669	12.6%
W. Cont. Europe	1,244	-1.1%	3.6%	2.6%	22.7%	1,258	23.6%
AP, LA, AME, CEE	1,563	0.2%	15.4%	8.7%	28.6%	1,560	29.3%
Total Group	5,469	2.7%	11.3%	8.7%	100.0%	5,327	100.0%

Net sales analysis
£ million	Q2 2014	Δ reported	Δ constant	Δ LFL	% group	Q2 2013	% group
N. America	851	-5.8%	3.6%	4.1%	33.9%	903	35.3%
United Kingdom	349	8.2%	8.2%	6.5%	13.9%	322	12.6%
W. Cont. Europe	548	-4.3%	0.8%	-0.3%	21.9%	573	22.4%
AP, LA, AME, CEE	761	0.1%	15.0%	7.5%	30.3%	760	29.7%
Total Group	2,509	-2.0%	6.8%	4.4%	100.0%	2,558	100.0%

£ million	H1 2014	Δ reported	Δ constant	Δ LFL	% group	H1 2013	% group
N. America	1,678	-3.7%	4.8%	4.3%	35.0%	1,743	35.7%
United Kingdom	665	8.4%	8.4%	6.9%	13.9%	613	12.5%
W. Cont. Europe	1,052	-3.3%	1.3%	0.6%	22.0%	1,089	22.3%
AP, LA, AME, CEE	1,397	-3.0%	11.9%	5.5%	29.1%	1,439	29.5%
Total Group	4,792	-1.9%	6.4%	4.1%	100.0%	4,884	100.0%

Operating profit analysis (Headline PBIT)
£ million	H1 2014	% margin	H1 2013	% margin
N. America	250	14.9%	255	14.6%
United Kingdom	91	13.7%	85	13.9%
W. Cont. Europe	98	9.3%	100	9.2%
AP, LA, AME, CEE	183	13.1%	197	13.7%
Total Group	622	13.0%	637	13.0%

North America like-for-like net sales growth increased 4.1% in the second quarter, slightly down on the first quarter growth of 4.4%, with a slight decline in the rate of growth in the Group’s advertising and media investment management and healthcare communications businesses, largely offset by stronger growth in the Group’s data investment management, public affairs and public relations and specialist communications businesses, which include direct, digital and interactive.

[13]	Percentage change at constant currency rates
[14]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[15]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

United Kingdom net sales were up 6.5% like-for-like in the second quarter, similar to the first quarter, with YTD growth of 6.9%. There was continuing strong growth in the Group’s media investment management businesses, with growth accelerating in the Group’s direct, digital and interactive, public relations and public affairs and specialist communications agencies, offset by some softening in data investment management, healthcare communications and branding & identity.

Western Continental Europe, which although very challenged from a macro-economic point of view, maintained positive growth in the second quarter, albeit at a slower rate, as it did in the first quarter, with like-for-like revenue growth of 1.7%. The Netherlands, Portugal, Spain and Turkey showed strong growth in the second quarter but Austria, Belgium, Greece, Ireland, Italy and Switzerland remain difficult. Net sales slipped back slightly in the second quarter, down 0.3% compared with 1.7% growth in the first quarter. France, Greece, Portugal, Spain and Turkey improved over the first quarter, but Germany, the Netherlands, Denmark, Norway, Belgium, Switzerland and Italy were slower. By sector, advertising and media investment management improved over the first quarter, offset by a slower rate of growth in the Group’s data investment management, public relations and public affairs and direct, digital and interactive businesses.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, improved significantly in the second quarter, with like-for-like revenue growth of 11.9%, more than double that of the first quarter growth of 5.2%, driven by strong growth in Asia Pacific and Central and Eastern Europe. The BRICs16 and Next 1117 parts of Asia Pacific and the MIST18 showed strong growth. Net sales growth also improved in the second quarter, with like-for-like growth of 7.5% compared with 3.2% in the first quarter, and the improvement in Asia Pacific driven largely by gains in the Group’s media investment management, data investment management and direct, digital and interactive businesses in Greater China, India and Pakistan.

In Central and Eastern Europe, like-for-like net sales were up almost 14% compared with 1% in the first quarter, with double digit growth across several markets including Poland and the Czech Republic. Russia also performed strongly despite the current political tensions, but the Ukraine, understandably, saw continued softness.

Due to the first half of 2014 being seasonally lower, as usual, than the second half and also due to sterling’s strength, 29.1% of the Group’s net sales came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, slightly down on the same period last year, but up over 1.0 margin point compared with the first quarter. This is against the Group’s revised strengthened strategic objective of 40-45% over the next five years.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector, as well as the proportion of Group revenues and net sales for the second quarter and first half of 2014 and operating profit and operating margin by communications services sector;

[16]	Brazil, Russia, India and China (accounting for over $1.3 billion revenues, including associates, in the first half)
[17]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran (accounting for over $430 million revenues, including associates, in the first half)
[18]	Mexico, Indonesia, South Korea and Turkey (accounting for over $325 million revenues, including associates, in the first half)

Revenue analysis

£ million	Q2 2014	Δ reported	Δ constant	Δ LFL	% group	Q2 2013	% group
AMIM[19]	1,302	12.2%	22.7%	19.4%	44.9%	1,161	41.5%
Data Inv. Mgt.[20]	611	-6.0%	1.7%	2.6%	21.1%	651	23.3%
PR & PA21	223	-5.6%	2.6%	2.8%	7.7%	236	8.5%
BI, HC & SC22	763	2.0%	10.6%	4.9%	26.3%	747	26.7%
Total Group	2,899	3.7%	12.8%	10.2%	100.0%	2,795	100.0%

£ million	H1 2014	Δ reported	Δ constant	Δ LFL	% group	H1 2013	% group
AMIM	2,391	9.0%	18.9%	16.4%	43.7%	2,193	41.2%
Data Inv. Mgt.	1,177	-5.0%	2.6%	1.8%	21.5%	1,238	23.2%
PR & PA	435	-4.9%	2.7%	2.3%	8.0%	458	8.6%
BI, HC & SC	1,466	1.9%	9.9%	5.0%	26.8%	1,438	27.0%
Total Group	5,469	2.7%	11.3%	8.7%	100.0%	5,327	100.0%

Net sales analysis
£ million	Q2 2014	Δ reported	Δ constant	Δ LFL	% group	Q2 2013	% group
AMIM	1,120	-0.9%	8.6%	6.1%	44.6%	1,129	44.1%
Data Inv. Mgt.	436	-8.0%	-0.4%	1.7%	17.4%	474	18.5%
PR & PA	221	-4.9%	3.4%	3.5%	8.8%	232	9.1%
BI, HC & SC	732	1.2%	9.9%	3.8%	29.2%	723	28.3%
Total Group	2,509	-2.0%	6.8%	4.4%	100.0%	2,558	100.0%

£ million	H1 2014	Δ reported	Δ constant	Δ LFL	% group	H1 2013	% group
AMIM	2,118	-1.2%	7.8%	5.9%	44.2%	2,144	43.9%
Data Inv. Mgt.	843	-6.3%	1.1%	1.2%	17.6%	899	18.4%
PR & PA	430	-4.5%	3.2%	2.7%	9.0%	451	9.2%
BI, HC & SC	1,401	0.8%	8.9%	3.8%	29.2%	1,390	28.5%
Total Group	4,792	-1.9%	6.4%	4.1%	100.0%	4,884	100.0%

Operating profit analysis (PBIT)
£ million	H1 2014	% margin	H1 2013	% margin
AMIM	312	14.7%	315	14.7%
Data Inv. Mgt.	88	10.5%	93	10.4%
PR & PA	65	15.0%	60	13.2%
BI, HC & SC	157	11.2%	169	12.2%
Total Group	622	13.0%	637	13.0%

Advertising and Media Investment Management

As in the first quarter, advertising and media investment management remains the strongest performing sector. Constant currency net sales grew by 8.6% in the second quarter, an acceleration over the 7.0% growth seen in the first quarter. Like-for-like growth was 6.1%, a slight increase over the first quarter growth of 5.7%. The rate of growth in the Group’s advertising

[19]	Advertising, Media Investment Management
[20]	Data Investment Management
[21]	Public Relations & Public Affairs
[22]	Branding and Identity, Healthcare and Specialist Communications

businesses was slower than the first quarter, principally in North America and the United Kingdom, more than offset by the increased rate of growth in the Group’s media investment management businesses, principally in Asia Pacific as noted above. Of the Group’s advertising networks, as in the first quarter, Grey in particular, continued their strong performance, especially in North America. Growth in the Group’s media investment management businesses has been consistently strong over the last three years and this has continued into the first half of 2014, with constant currency net sales growth almost 12% for the first half and like-for-like growth up over 10%.

The Group gained a total of £2.556 billion ($4.089 billion) in net new business wins (including all losses and excluding retentions) in the first half, compared to £2.613 billion ($4.180 billion) in the same period last year. Of this, J. Walter Thompson Company (celebrating its 150th Anniversary year with a return to its original name), Ogilvy & Mather Worldwide, Y&R, Grey and United generated net new business billings of £431 million ($690 million). Also, out of the Group total, GroupM, the Group’s media investment management company (which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated net new business billings of £1.759 billion ($2.815 billion). This new business performance ranks top of the class in all new business surveys in the first half, as in the last two years.

On a reportable basis, net sales margins were flat at 14.7%, reflecting the impact of the strength of sterling on high margin markets, but up 0.3 margin points on a constant currency basis.

Data Investment Management

On a constant currency basis, data investment management net sales decreased 0.4% in the second quarter, as a result of the sale of the call centre business in the United States in April. Like-for-like net sales were up 1.7% compared with 0.6% in the first quarter. In the second quarter, all regions except the United Kingdom and Western Continental Europe grew, with a significant improvement in North America, Asia Pacific, Africa and Central & Eastern Europe. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East maintained the strong growth seen in the first quarter, with like-for-like net sales up over 6% in the first half. Constant currency net sales margins improved strongly by 0.8 margin points, partly reflecting the improved performance in North America and in the faster growing markets and a minor benefit from restructuring.

Public Relations and Public Affairs

In constant currency, public relations and public affairs net sales increased 3.4% in the second quarter, compared with 2.9% in the first quarter. Like-for-like net sales were up 3.5%, a significant improvement over the first quarter growth of 1.9%, reflecting stronger growth in North America and the United Kingdom. Burson-Marsteller, Cohn & Wolfe and the specialist public relations and public affairs businesses performed particularly well. Constant currency net sales margins improved by 1.9 margin points and by 1.8 margin points on a reportable basis, with Burson-Marsteller, Cohn & Wolfe and the specialist businesses showing improved margins in the first half.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency net sales grew strongly at 9.9% in the second quarter, with like-for-like growth of 3.8%, similar to the first quarter growth of 3.7%. On a like-for-like basis the Group’s direct, digital and interactive and specialist communications businesses performed strongly in the second quarter with the Group’s branding and identity and healthcare agencies slower. Like-for-like, digital revenues now account for almost 36% of Group revenues and grew by 12.7% in the first half and net sales by 7.7%. Constant currency net sales margins for this sector as a whole were down 0.6 margin points, reflecting pressure in branding and identity and higher severances.

Associates, Investments, People, Countries, Clients, Horizontality

Including 100% of associates and investments, the Group has annual revenues of over $24 billion and over 179,000 full-time people in over 3,000 offices in 110 countries. The Group, therefore, has access to an unparalleled breadth and depth of marketing communications resources. It services 342 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 68 of the NASDAQ 100 and 716 national or multi-national clients in three or more disciplines. 451 clients are served in four disciplines and these clients account for almost 53% of Group revenues. This reflects the increasing opportunities for co-ordination between activities, both nationally and internationally. The Group also works with 371 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. Horizontality, or making sure our people in different disciplines work together, is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In the first half of 2014, operating profit was £531 million, depreciation, amortisation and impairment £185 million, non-cash share-based incentive charges £54 million, net interest paid £125 million, tax paid £134 million, capital expenditure £95 million and other net cash outflows £3 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £413 million.

This free cash flow was absorbed by £222 million in net cash acquisition payments and investments (of which £15 million was for earnout payments with the balance of £207 million for investments and new acquisitions payments) and £390 million in share re-purchases, a total outflow of £612 million. This resulted in a net cash outflow of £199 million, before any changes in working capital and also reflects our strategic objectives of investing £300-£400 million annually in acquisitions and investments and increasing share buy-backs from 1-2% of the issued share capital to 2-3%.

A summary of the Group’s unaudited cash flow statement and notes as at 30 June 2014 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 36 transactions in the first half; 20 acquisitions and investments were in new markets and 29 in quantitative and digital. Of these, 13 were in both new markets and quantitative and digital.

Specifically, in the first six months of 2014, acquisitions and increased equity stakes have been completed in advertising and media investment management in Canada, the United Kingdom, France, the Netherlands, Poland, Russia, Turkey, the Middle East, South Africa, Peru, Australia, China, India and Vietnam; in data investment management in Italy, the Netherlands, Romania, Spain, the Kingdom of Saudi Arabia and the United Arab Emirates; in public relations and public affairs in China; in direct, digital and interactive in the United States, the United Kingdom, China and Vietnam.

A further five acquisitions and investments were made in July and so far in August, with two in advertising and media investment management in Africa and India; two in data investment management in the United Kingdom; and one in direct, digital and interactive in the United States. Two further acquisitions will be announced today, the first in media investment management in France and the second in the United States in data investment management.

Balance sheet highlights

Average net debt in the first six months of 2014 was £2.765 billion, compared to £3.113 billion in 2013, at 2014 exchange rates. This represents a decrease of £348 million, continuing to reflect improvements in the levels of working capital in the second half of 2013 and also the benefit of converting the £450 million Convertible Bond in mid-2013. On 30 June 2014 net debt was £2.957 billion, against £2.717 billion on 30 June 2013, an increase of £240 million. The increased net debt figure reflects significant incremental net acquisition spend of £116 million and incremental share re-purchases of £257 million, more than offsetting the relative improvement in working capital.

In July, the Group increased the size and extended the maturity of its Revolving Credit Facilities from $1.2 billion and £475 million due November 2016 to $2.5 billion due July 2019.

Your Board continues to examine the allocation of its EBITDA of £1.9 billion or over $3.0 billion, for the preceding twelve months and substantial free cash flow of over £1.2 billion, or approximately $2.0 billion per annum, also for the previous twelve months, to enhance share owner value. The Group’s current market value of £16.4 billion implies an EBITDA multiple of 8.7 times, on the basis of the trailing 12 months EBITDA to 30 June 2014. Including net debt at 30 June of £2.957 billion, the Group’s enterprise value to EBITDA multiple is 10.3 times. The Group’s free cash flow multiple is 13.2 times for the same period.

A summary of the Group’s unaudited balance sheet and notes as at 30 June 2014 is provided in Appendix 1.

Return of funds to share owners

Following the decision in June 2013 to increase the dividend pay-out ratio of approximately 40% to 45% over the next two years and this year’s strong first-half results, your Board raised the interim dividend by 10%, a pay-out ratio in the first half of 40%. This reflects the relative absolute size and weighting of the final dividend.

During the first six months of 2014, 31.3 million shares, or 2.3% of the issued share capital, were purchased at a cost of £390 million and an average price of £12.49 per share.

Current trading

July net sales were up 2.8% like-for-like, against a strong comparative growth rate in July 2013 of 4.1%. All regions and sectors were positive, and showed a similar pattern to the first half, albeit slightly slower. Cumulative like-for-like net sales growth for the first seven months of 2014 is now 4.0%. The Group’s quarter 2 revised forecasts, having been reviewed at the parent company level in the first half of August, indicate full year like-for-like net sales growth of over 3%, similar to the quarter 1 revised forecast and with a stronger first half and similar second half.

Outlook

Macroeconomic and industry context

Following the Group’s record year in 2013, 2014 has started stronger with a similar pattern to the final quarter of 2013, and with all geographies and sectors growing revenues and net sales on both a constant currency and like-for-like basis. Like-for-like net sales were up 4.1% in the first half compared with 3.8% in the first quarter of 2014 and 4.3% in the fourth quarter of last year, which together with quarter three were the strongest quarters of last year. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenues and net sales – positive or negative. On a constant currency basis, operating profit is above budget and well ahead of last year and the increase in the net sales margin is in line with the Group’s full year target of a 0.3 margin point improvement.

Concerns still remain globally over the four, largely geo-political, “grey swans” (known unknowns), with perhaps even six now in the case of the United Kingdom. They include the continuing fragility of the Eurozone, for example, with the recently disappointing GDP growth, or lack of growth from Italy and France; the prospects for the Middle East, now considerably worse than a year ago; a Chinese or BRICs hard or soft landing, with most, if not all suffering a slowdown in 2013, and which continued into the first half of 2014; and, probably still most importantly, dealing with the US deficit and a record $16 trillion of debt, together with tapering, in the most effective way. In addition, although more parochially, the political decisions in the United Kingdom on Scottish devolution and Britain’s membership of the European Union, add further uncertainty to the United Kingdom economy. Very recently, all these concerns have been heightened by the emergence of three, again largely geo-political, “black swans” (unknown unknowns). First, during the World Economic Forum last January, the re-emergence of Sino/Japanese tensions over the Diaoyu/Senkaku Islands; secondly, the crisis in the Ukraine and the consequential Russian sanctions; and, thirdly, the most recent terrible conflicts in Iraq and Gaza. All in all, whilst clients may be more confident than they were in September 2008, they broadly remain unwilling to take further risks, particularly given so many political flash points. They remain focussed on a strategy of adding capacity and brand building in both fast growth geographic and functional markets, like digital and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. In addition, in a sub-pre-Lehman trend world, they understandably, but perhaps inadvisedly, remain focussed, on achieving their profitability objectives by cutting costs, rather than by growing the top-line. The recent surge of merger and acquisition activity, although to some extent driven by tax considerations, may reflect a concern that cost reduction opportunities may be close to being exhausted and that growth by acquisition may need to be tapped.

The pattern for 2014 looks very similar to 2013, perhaps with slightly increased client confidence, enhanced by slightly stronger global GDP growth forecasts. These forecasts reflect the mini-quadrennial events of the Winter Olympics at Sochi, the FIFA World Cup in Brazil (which did position perceptions of Brazil and Latin America, overall positively, just as the Beijing Olympics did for China, the World Cup did for South Africa and London 2012 did for the United Kingdom) and the mid-term Congressional elections in the United States. Forecasts of worldwide real GDP growth still hover around 2.7%, with inflation of 2.3% giving nominal GDP growth of around 5.0% for 2014, a percent or so increase on 2013, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP, buoyed by incremental branding investments in the under-branded faster growing markets. Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt and for tax inversion reasons, but we believe clients may ultimately regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly given the variability or flexibility of marketing spend.

All in all, however, on a reportable basis, 2014 looks likely to be another demanding year, as a strong United Kingdom pound and weak faster growth market currencies continue to take their toll on our reported results. But, if budgets and quarter two revised forecasts are met, 2014 will be another strong year, as the first half results demonstrate. Current nominal worldwide GDP forecasts for 2015 indicate a similar growth rate at around 5.4%. This suggests that 2015 should be another good year for our industry, despite the absence of any mini- or maxi-quadrennial events.

In addition, it is particularly pleasing to report continuing progress for the Group’s creative and effectiveness excellence with the award of the Cannes Lion to WPP for the most creative Holding Company for the fourth successive year since the award’s inception and another to Ogilvy & Mather Worldwide for the third consecutive year as the most creative agency network. In another rare occurrence in our industry, Grey was named Global Agency of the Year 2013 by both US trade magazines Ad Age and Adweek. For the third consecutive year, WPP was also awarded the EFFIE as the most effective Holding Company.

Financial guidance

For 2014, reflecting the first half net sales growth and quarter 2 revised forecasts:

■	Like-for-like net sales growth of over 3.0%
■	Target operating margin to net sales improvement of 0.3 margin points on a constant currency basis in line with full year margin target

In 2014, our prime focus will remain on growing revenues and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity and horizontality. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing cost flexibility, in order to adapt our cost structure in case of significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 6.5% of revenues or 7.4% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have, in addition, decided that a significant proportion of operating company incentive pools will be funded and allocated on the basis of Group-wide performance this year and over the coming years. This will stimulate co-operative behaviour even more. Horizontality has been accelerated through the appointment of 40 global client leaders for our major clients, accounting for over one third of total revenues in 2013 of $17 billion and of 16 country and sub-regional managers already covering 50 of 110 countries in a growing number of test markets and sub-regions. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, sport, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very successful in the recent wave of consolidation in the pharmaceutical and shopper marketing industries and the resulting “team” pitches and a number of others, which combined creative and media assignments.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and net sales growth greater than the industry average

■	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost to net sales ratio improvement of 0.2 margin points or more

■	Annual headline diluted EPS growth of 10% to 15% per annum delivered through revenue growth, margin expansion, acquisitions and share buy-backs

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Belinda Rabano	}	+86 1360 1078 488

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Interim results for the six months ended 30 June 2014	16

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2014

£ million	Notes	Six months ended 30 June 2014	Six months ended 30 June 2013	+/(-)%	Constant Currency[1] +/(-)%	Year ended 31 December 2013
Billings		22,060.1	22,735.9	(3.0)	5.7	46,209.3

Revenue	6	5,468.7	5,326.7	2.7	11.3	11,019.4
Direct costs		(677.0)	(442.4)	(53.0)	(64.2)	(943.3)
Net sales	6	4,791.7	4,884.3	(1.9)	6.4	10,076.1
Operating costs	4	(4,260.6)	(4,370.5)	2.5	(5.3)	(8,665.8)
Operating profit		531.1	513.8	3.4	16.7	1,410.3
Share of results of associates	4	28.7	27.6	4.0	26.7	68.1
Profit before interest and taxation		559.8	541.4	3.4	17.2	1,478.4
Finance income	5	43.0	25.0	72.0	113.7	64.3
Finance costs	5	(133.4)	(138.3)	3.5	(1.7)	(267.9)
Revaluation of financial instruments	5	21.7	(1.0)	-	-	21.0
Profit before taxation		491.1	427.1	15.0	33.7	1,295.8
Taxation	7	(94.9)	(111.7)	15.0	4.7	(283.7)
Profit for the period		396.2	315.4	25.6	47.9	1,012.1

Attributable to:
Equity holders of the parent		364.8	280.9	29.9	53.3	936.5
Non-controlling interests		31.4	34.5	9.0	(4.8)	75.6
		396.2	315.4	25.6	47.9	1,012.1

Headline PBIT	6,19	622.0	637.0	(2.4)	9.0	1,661.6
Net sales margin	6,19	13.0%	13.0%			16.5%
Headline PBT	19	531.6	523.7	1.5	15.6	1,458.0

Earnings per share[2]
Basic earnings per ordinary share	9	27.7p	22.3p	24.2	46.5	72.4	p
Diluted earnings per ordinary share	9	27.0p	21.5p	25.6	47.7	69.6	p

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

2 The calculations of the Group’s earnings per share and headline earnings per share are set out in note 9.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2014

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Profit for the period	396.2	315.4	1,012.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(315.0)	296.9	(372.6)
Gain on revaluation of available for sale investments	46.1	5.5	72.0
	(268.9)	302.4	(300.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	-	-	76.2
Deferred tax on defined benefit pension plans	-	-	(1.2)
	-	-	75.0
Other comprehensive (loss)/income relating to the period	(268.9)	302.4	(225.6)
Total comprehensive income relating to the period	127.3	617.8	786.5

Attributable to:
Equity holders of the parent	104.6	578.9	727.0
Non-controlling interests	22.7	38.9	59.5
	127.3	617.8	786.5

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2014

£ million	Notes	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Net cash (outflow)/inflow from operating activities	10	(17.3)	175.2	1,374.2
Investing activities
Acquisitions and disposals	10	(219.7)	(93.8)	(201.4)
Purchase of property, plant and equipment		(80.1)	(128.4)	(240.7)
Purchase of other intangible assets (including capitalised computer software)		(15.3)	(22.2)	(43.8)
Proceeds on disposal of property, plant and equipment		1.1	3.5	7.3
Net cash outflow from investing activities		(314.0)	(240.9)	(478.6)
Financing activities
Share option proceeds		6.8	16.7	42.4
Cash consideration for non-controlling interests	10	(1.8)	(4.7)	(19.6)
Share repurchases and buybacks	10	(390.2)	(133.1)	(197.0)
Net (decrease)/increase in borrowings	10	(33.8)	-	436.8
Financing and share issue costs		(0.2)	(1.2)	(19.1)
Equity dividends paid		-	-	(397.3)
Dividends paid to non-controlling interests in subsidiary undertakings		(21.7)	(24.4)	(53.2)
Net cash outflow from financing activities		(440.9)	(146.7)	(207.0)
Net (decrease)/increase in cash and cash equivalents		(772.2)	(212.4)	688.6
Translation differences		(86.3)	111.7	(164.7)
Cash and cash equivalents at beginning of period		1,883.2	1,359.3	1,359.3
Cash and cash equivalents at end of period	10	1,024.7	1,258.6	1,883.2

Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents		(772.2)	(212.4)	688.6
Cash outflow/(inflow) from decrease/(increase) in debt financing		34.0	1.2	(418.1)
Conversion of bond to equity		-	390.0	449.9
Other movements		5.7	5.6	21.0
Translation differences		15.7	(80.3)	(160.6)
Movement of net debt in the period		(716.8)	104.1	580.8
Net debt at beginning of period		(2,240.4)	(2,821.2)	(2,821.2)
Net debt at end of period	11	(2,957.2)	(2,717.1)	(2,240.4)

Unaudited condensed consolidated interim balance sheet as at 30 June 2014

£ million	Notes	30 June 2014	30 June 2013	31 December 2013
Non-current assets
Intangible assets:
Goodwill	12	9,465.7	9,938.2	9,472.8
Other	13	1,662.6	1,843.9	1,667.8
Property, plant and equipment		742.7	821.0	773.3
Interests in associates and joint ventures		755.0	886.6	792.8
Other investments		331.2	209.8	270.6
Deferred tax assets		109.7	91.3	119.4
Trade and other receivables	14	132.4	210.9	158.5
		13,199.3	14,001.7	13,255.2
Current assets
Inventory and work in progress		324.9	336.9	304.5
Corporate income tax recoverable		137.9	128.8	136.0
Trade and other receivables	14	9,322.6	9,495.1	9,088.1
Cash and short-term deposits		1,208.0	1,425.3	2,221.6
		10,993.4	11,386.1	11,750.2
Current liabilities
Trade and other payables	15	(10,493.3)	(11,001.0)	(10,710.7)
Corporate income tax payable		(55.7)	(64.4)	(120.1)
Bank overdrafts and loans		(952.5)	(994.2)	(941.4)
		(11,501.5)	(12,059.6)	(11,772.2)
Net current liabilities		(508.1)	(673.5)	(22.0)
Total assets less current liabilities		12,691.2	13,328.2	13,233.2

Non-current liabilities
Bonds and bank loans		(3,212.7)	(3,148.2)	(3,520.6)
Trade and other payables	16	(511.3)	(553.5)	(457.6)
Corporate income tax payable		(389.9)	(402.3)	(362.6)
Deferred tax liabilities		(643.8)	(709.3)	(650.7)
Provisions for post-employment benefits		(238.9)	(354.1)	(247.5)
Provisions for liabilities and charges		(147.5)	(151.0)	(147.7)
		(5,144.1)	(5,318.4)	(5,386.7)
Net assets		7,547.1	8,009.8	7,846.5
Equity
Called-up share capital	17	135.0	133.4	134.9
Share premium account		490.1	399.7	483.4
Shares to be issued		0.4	1.7	0.5
Other reserves		(47.3)	898.7	317.3
Own shares		(535.9)	(215.7)	(253.0)
Retained earnings		7,204.2	6,525.7	6,903.7
Equity share owners’ funds		7,246.5	7,743.5	7,586.8
Non-controlling interests		300.6	266.3	259.7
Total equity		7,547.1	8,009.8	7,846.5

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2014

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2014	134.9	483.4	0.5	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5
Ordinary shares issued	0.1	6.7	(0.1)	-	-	0.1	6.8	-	6.8
Treasury share additions	-	-	-	-	(316.2)	-	(316.2)	-	(316.2)
Treasury share allocations	-	-	-	-	0.5	(0.5)	-	-	-
Net profit for the period	-	-	-	-	-	364.8	364.8	31.4	396.2
Exchange adjustments on foreign currency net investments	-	-	-	(306.3)	-	-	(306.3)	(8.7)	(315.0)
Gain on revaluation of available for sale investments	-	-	-	46.1	-	-	46.1	-	46.1
Comprehensive income	-	-	-	(260.2)	-	364.8	104.6	22.7	127.3
Dividends paid	-	-	-	-	-	-	-	(21.7)	(21.7)
Non-cash share-based incentive plans (including share options)	-	-	-	-	-	53.8	53.8	-	53.8
Tax adjustment on share-based payments	-	-	-	-	-	(6.1)	(6.1)	-	(6.1)
Net movement in own shares held by ESOP Trusts	-	-	-	-	32.8	(106.8)	(74.0)	-	(74.0)
Recognition/remeasurement of financial instruments	-	-	-	(28.4)	-	(4.0)	(32.4)	-	(32.4)
Share purchases - close period commitments	-	-	-	(76.0)	-	-	(76.0)	-	(76.0)
Acquisition of subsidiaries[1]	-	-	-	-	-	(0.8)	(0.8)	39.9	39.1
Balance at 30 June 2014	135.0	490.1	0.4	(47.3)	(535.9)	7,204.2	7,246.5	300.6	7,547.1

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2014 (continued)

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2013	126.5	175.9	1.8	(4,513.0)	(166.5)	11,186.3	6,811.0	249.6	7,060.6
Reclassification due to Group reconstruction[1]	-	(176.0)	-	5,133.7	-	(4,957.7)	-	-	-
Ordinary shares issued	0.3	16.4	(0.1)	-	-	0.1	16.7	-	16.7
Shares issued on conversion of bond	6.6	383.4	-	-	-	-	390.0	-	390.0
Reclassification of convertible bond	-	-	-	(38.6)	-	31.0	(7.6)	-	(7.6)
Treasury share additions	-	-	-	-	(17.6)	-	(17.6)	-	(17.6)
Treasury share allocations	-	-	-	-	3.2	(3.2)	-	-	-
Net profit for the period	-	-	-	-	-	280.9	280.9	34.5	315.4
Exchange adjustments on foreign currency net investments	-	-	-	292.5	-	-	292.5	4.4	296.9
Gain on revaluation of available for sale investments	-	-	-	5.5	-	-	5.5	-	5.5
Comprehensive income	-	-	-	298.0	-	280.9	578.9	38.9	617.8
Dividends paid	-	-	-	-	-	-	-	(24.4)	(24.4)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	50.1	50.1	-	50.1
Tax adjustment on share-based payments	-	-	-	-	-	23.5	23.5	-	23.5
Net movement in own shares held by ESOP Trusts	-	-	-	-	(34.8)	(80.7)	(115.5)	-	(115.5)
Recognition/remeasurement of financial instruments	-	-	-	0.3	-	(2.5)	(2.2)	-	(2.2)
Share purchases – close period commitments	-	-	-	18.3	-	-	18.3	-	18.3
Acquisition of subsidiaries[2]	-	-	-	-	-	(2.1)	(2.1)	2.2	0.1
Balance at 30 June 2013	133.4	399.7	1.7	898.7	(215.7)	6,525.7	7,743.5	266.3	8,009.8
Ordinary shares issued	0.4	25.3	(1.2)	-	-	1.1	25.6	-	25.6
Share issue/cancellation costs	-	(0.4)	-	-	-	-	(0.4)	-	(0.4)
Shares issued on conversion of bond	1.1	58.8	-	-	-	-	59.9	-	59.9
Reclassification of convertible bond	-	-	-	(5.9)	-	5.1	(0.8)	-	(0.8)
Deferred tax on convertible bond	-	-	-	9.7	-	(7.8)	1.9	-	1.9
Treasury share allocations	-	-	-	-	0.1	(0.1)	-	-	-
Net profit for the period	-	-	-	-	-	655.6	655.6	41.1	696.7
Exchange adjustments on foreign currency net investments	-	-	-	(649.0)	-	-	(649.0)	(20.5)	(669.5)
Gain on revaluation of available for sale investments	-	-	-	66.5	-	-	66.5	-	66.5
Actuarial gain on defined benefit pension plans	-	-	-	-	-	76.2	76.2	-	76.2
Deferred tax on defined benefit pension plans	-	-	-	-	-	(1.2)	(1.2)	-	(1.2)
Comprehensive income	-	-	-	(582.5)	-	730.6	148.1	20.6	168.7
Dividends paid	-	-	-	-	-	(397.3)	(397.3)	(28.8)	(426.1)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	55.3	55.3	-	55.3
Tax adjustment on share-based payments	-	-	-	-	-	24.4	24.4	-	24.4
Net movement in own shares held by ESOP Trusts	-	-	-	-	(37.4)	(26.5)	(63.9)	-	(63.9)
Recognition/remeasurement of financial instruments	-	-	-	(2.7)	-	2.3	(0.4)	-	(0.4)
Acquisition of subsidiaries[2]	-	-	-	-	-	(9.1)	(9.1)	1.6	(7.5)
Balance at 31 December 2013	134.9	483.4	0.5	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5

1 On 2 January 2013, pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced. Upon implementation, the Group’s share premium account and merger reserve (included in other reserves) have been transferred to retained earnings.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 191 to 199 of the 2013 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the period ended 30 June 2014.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2014 and 30 June 2013 do not constitute statutory accounts. The financial information for the year ended 31 December 2013 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2013 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 43.

The announcement of the interim results was approved by the board of directors on 26 August 2014.

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis.

The 2014 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.6689 to the pound (period ended 30 June 2013: US$1.5441; year ended 31 December 2013: US$1.5646) and €1.2176 to the pound (period ended 30 June 2013: €1.1753; year ended 31 December 2013: €1.1776). The unaudited condensed consolidated balance sheet as at 30 June 2014 has been prepared using the exchange rates on that day of US$1.7102 to the pound (30 June 2013: US$1.5185; 31 December 2013: US$1.6566) and €1.2494 to the pound (30 June 2013: €1.1675; 31 December 2013: €1.2014).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited condensed consolidated interim income statement, is described in the glossary attached to this appendix.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Operating costs and share of results of associates

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Staff costs	3,192.2	3,246.4	6,477.	1
Establishment costs	351.3	368.6	727.	4
Other operating costs	717.1	755.5	1,461.	3
Total operating costs	4,260.6	4,370.5	8,665.	8

Staff costs include:
£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Wages and salaries	2,198.5	2,239.7	4,481.4
Cash-based incentive plans	59.2	77.8	222.2
Share-based incentive plans	53.8	50.1	105.4
Social security costs	296.8	302.5	577.3
Pension costs	76.2	76.7	151.3
Severance	27.5	18.1	26.9
Other staff costs	480.2	481.5	912.6
	3,192.2	3,246.4	6,477.1
Staff cost to net sales ratio	66.6%	66.5%	64.3%

Other operating costs include:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Amortisation and impairment of acquired intangible assets	74.0	94.2	179.8
Goodwill impairment	-	-	23.3
Gains on disposal of investments	(17.1)	(0.3)	(6.0)
Gains on re-measurement of equity interest on acquisition of controlling interest	(5.9)	-	(30.0)
Investment write-downs	-	-	0.4
Restructuring costs	9.1	-	5.0

In 2014, the Group incurred restructuring costs of £9.1 million (period ended 30 June 2013: nil; year ended 31 December 2013: £5.0 million) as a result of the continuing rationalisation of its IT infrastructure, a project initiated in 2012.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Share of results of associates include:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Share of profit before interest and taxation	44.7	44.1	111.0
Share of exceptional losses	(2.1)	(1.7)	(10.7)
Share of interest and non-controlling interests	(0.8)	(2.2)	(4.6)
Share of taxation	(13.1)	(12.6)	(27.6)
	28.7	27.6	68.1

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Income from available for sale investments	11.3	-	10.1
Interest income	31.7	25.0	54.2
	43.0	25.0	64.3
Finance costs include:
£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year Ended 31 December 2013
Net interest expense on pension plans	4.0	5.4	11.4
Interest on other long-term employee benefits	0.9	0.8	1.7
Interest payable and similar charges	128.5	132.1	254.8
	133.4	138.3	267.9
Revaluation of financial instruments include:
£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Movements in fair value of treasury instruments	19.7	(0.8)	6.3
Revaluation of put options over non-controlling interests	0.1	(7.4)	(1.1)
Revaluation of payments due to vendors (earnout agreements)	1.9	7.2	15.8
	21.7	(1.0)	21.0

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Revenue
Advertising and Media Investment Management	2,390.6	2,192.4	4,578.8
Data Investment Management	1,176.8	1,238.3	2,549.7
Public Relations & Public Affairs	435.4	457.8	920.7
Branding & Identity, Healthcare and Specialist Communications	1,465.9	1,438.2	2,970.2
	5,468.7	5,326.7	11,019.4
Net sales
Advertising and Media Investment Management	2,117.9	2,144.5	4,463.6
Data Investment Management	842.5	899.3	1,843.7
Public Relations & Public Affairs	430.3	450.7	907.5
Branding & Identity, Healthcare and Specialist Communications	1,401.0	1,389.8	2,861.3
	4,791.7	4,884.3	10,076.1
Headline PBIT[1]
Advertising and Media Investment Management	312.0	315.1	824.4
Data Investment Management	88.1	93.3	263.8
Public Relations & Public Affairs	64.7	59.4	133.8
Branding & Identity, Healthcare and Specialist Communications	157.2	169.2	439.6
	622.0	637.0	1,661.6
Net sales margin[2]
Advertising and Media Investment Management	14.7%	14.7%	18.5%
Data Investment Management	10.5%	10.4%	14.3%
Public Relations & Public Affairs	15.0%	13.2%	14.7%
Branding & Identity, Healthcare and Specialist Communications	11.2%	12.2%	15.4%
	13.0%	13.0%	16.5%
Total assets
Advertising and Media Investment Management	11,915.8	12,381.4	11,787.6
Data Investment Management	3,337.0	3,453.9	3,330.2
Public Relations & Public Affairs	1,654.9	1,855.4	1,693.7
Branding & Identity, Healthcare and Specialist Communications	5,829.4	6,051.7	5,716.9
Segment assets	22,737.1	23,742.4	22,528.4
Unallocated corporate assets[3]	1,455.6	1,645.4	2,477.0
	24,192.7	25,387.8	25,005.4

1 Headline PBIT is defined in note 19.

2 Net sales margin is defined in note 19.

3 Unallocated corporate assets are corporate income tax recoverable, deferred tax assets and cash and short term deposits.

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Revenue
North America[1]	1,878.1	1,839.6	3,744.7
United Kingdom	783.6	668.7	1,414.0
Western Continental Europe	1,243.9	1,258.1	2,592.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,563.1	1,560.3	3,268.1
	5,468.7	5,326.7	11,019.4
Net sales
North America[1]	1,677.7	1,742.6	3,547.0
United Kingdom	665.2	613.4	1,303.9
Western Continental Europe	1,052.4	1,088.8	2,217.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,396.4	1,439.5	3,007.4
	4,791.7	4,884.3	10,076.1
Headline PBIT[2]
North America[1]	250.5	254.6	616.5
United Kingdom	90.9	85.0	204.7
Western Continental Europe	97.8	99.8	272.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	182.8	197.6	568.4
	622.0	637.0	1,661.6
Net sales margin[3]
North America[1]	14.9%	14.6%	17.4%
United Kingdom	13.7%	13.9%	15.7%
Western Continental Europe	9.3%	9.2%	12.3%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	13.1%	13.7%	18.9%
	13.0%	13.0%	16.5%

1 North America includes the US with revenue of £1,766.9 million (period ended 30 June 2013: £1,716.3 million; year ended 31 December 2013: £3,498.1 million), net sales of £1,573.1 million (period ended 30 June 2013: £1,624.7 million; year ended 31 December 2013: £3,310.8 million) and headline PBIT of £237.5 million (period ended 30 June 2013: £239.0 million; year ended 31 December 2013: £582.6 million).

2 Headline PBIT is defined in note 19.

3 Net sales margin is defined in note 19.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Taxation

The headline tax rate was 20.0% (30 June 2013: 21.8%; 31 December 2013: 20.2%). The tax rate on reported PBT was 19.3% (30 June 2013: 26.2%; 31 December 2013: 21.9%).

The tax charge comprises:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Corporation tax
Current year	98.5	118.6	359.1
Prior years	5.5	(5.1)	(48.1)
	104.0	113.5	311.0
Deferred tax
Current year	2.2	0.6	(9.0)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(11.3)	(2.4)	(10.6)
	(9.1)	(1.8)	(19.6)
Prior years	-	-	(7.7)
	(9.1)	(1.8)	(27.3)
Tax charge	94.9	111.7	283.7

The calculation of the headline tax rate is as follows:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Headline PBT[1]	531.6	523.7	1,458.0
Tax charge	94.9	111.7	283.7
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	11.3	2.4	10.6
Headline tax charge	106.2	114.1	294.3
Headline tax rate	20.0%	21.8%	20.2%

8.	Ordinary dividends

The Board has recommended an interim dividend of 11.62p (2013: 10.56p) per ordinary share. This is expected to be paid on 10 November 2014 to share owners on the register at 10 October 2014.

The Board recommended a final dividend of 23.65p per ordinary share in respect of 2013. This was paid on 7 July 2014.

1 Headline PBT is defined in note 19.

Notes to the unaudited condensed consolidated interim financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2014		Six months ended 30 June 2013		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2013
Reported earnings[1] (£ million)	364.8		280.9				936.5
Headline earnings (£ million) (note 19)	394.0		375.1				1,088.1
Average shares used in basic EPS calculation (million)	1,318.7		1,260.5				1,293.8
Reported EPS	27.7	p	22.3	p	24.2	46.5	72.4	p
Headline EPS	29.9	p	29.8	p	0.3	14.8	84.1	p

Diluted EPS The calculation of diluted reported and headline EPS is as follows:

	Six months ended 30 June 2014		Six months ended 30 June 2013		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2013
Diluted reported earnings (£ million)	364.8		291.5				947.1
Diluted headline earnings (£ million)	394.0		385.7				1,098.7
Shares used in diluted EPS calculation (million)	1,349.2		1,355.9				1,360.3
Diluted reported EPS	27.0	p	21.5	p	25.6	47.7	69.6	p
Diluted headline EPS	29.2	p	28.4	p	2.8	17.1	80.8	p

Diluted EPS has been calculated based on the reported and headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. During 2013 these bonds were converted into 76.5 million shares. For the six months ended 30 June 2013 these convertible bonds were dilutive and earnings were consequently increased by £10.6 million (year ended 31 December 2013: £10.6 million) for the purpose of the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Average shares used in basic EPS calculation	1,318.7	1,260.5	1,293.8
Dilutive share options outstanding	5.4	6.2	6.8
Other potentially issuable shares	25.1	28.4	30.8
£450 million 5.75% convertible bonds	-	60.8	28.9
Shares used in diluted EPS calculation	1,349.2	1,355.9	1,360.3

At 30 June 2014 there were 1,349,819,897 ordinary shares in issue.

1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 18:

Net cash (outflow)/inflow from operating activities:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Profit for the period	396.2	315.4	1,012.1
Taxation	94.9	111.7	283.7
Revaluation of financial instruments	(21.7)	1.0	(21.0)
Finance costs	133.4	138.3	267.9
Finance income	(43.0)	(25.0)	(64.3)
Share of results of associates	(28.7)	(27.6)	(68.1)
Operating profit	531.1	513.8	1,410.3
Adjustments for:
Non-cash share-based incentive plans (including share options)	53.8	50.1	105.4
Depreciation of property, plant and equipment	95.8	100.5	202.0
Goodwill impairment	-	-	23.3
Amortisation and impairment of acquired intangible assets	74.0	94.2	179.8
Amortisation of other intangible assets	15.1	16.0	32.7
Investment write-downs	-	-	0.4
Gains on disposal of investments	(17.1)	(0.3)	(6.0)
Gains on re-measurement of equity interest on acquisition of controlling interest	(5.9)	-	(30.0)
Losses/(gains) on sale of property, plant and equipment	0.2	0.4	(0.4)
Operating cash flow before movements in working capital and provisions	747.0	774.7	1,917.5
Movements in working capital and provisions[1]	(539.6)	(371.8)	(133.4)
Cash generated by operations	207.4	402.9	1,784.1
Corporation and overseas tax paid	(133.7)	(129.8)	(273.3)
Interest and similar charges paid	(155.2)	(145.4)	(254.7)
Interest received	30.4	24.5	51.3
Investment income	4.4	-	10.1
Dividends received from associates	29.4	23.0	56.7
	(17.3)	175.2	1,374.2

Acquisitions and disposals:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Initial cash consideration	(239.7)	(69.1)	(165.1)
Cash and cash equivalents acquired (net)	54.1	5.3	25.0
Earnout payments	(15.3)	(7.1)	(27.7)
Purchase of other investments (including associates)	(53.8)	(22.9)	(45.6)
Proceeds on disposal of investments	35.0	—	12.0
Acquisitions and disposals	(219.7)	(93.8)	(201.4)
Cash consideration for non-controlling interests	(1.8)	(4.7)	(19.6)
Net acquisition payments and investments	(221.5)	(98.5)	(221.0)

1 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Purchase of own shares by ESOP Trusts	(74.0)	(115.5)	(179.4)
Shares purchased into treasury	(316.2)	(17.6)	(17.6)
	(390.2)	(133.1)	(197.0)

Net (decrease)/increase in borrowings:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Increase in drawings on bank loans	201.5	-	-
Repayment of $369 million bonds	(235.3)	-	-
Proceeds from issue of €750 million bonds	-	-	624.8
Proceeds from issue of $500 million bonds	-	-	314.2
Repayment of €600 million bonds	-	-	(502.1)
Repayment of convertible bonds	-	-	(0.1)
	(33.8)	-	436.8

Cash and cash equivalents:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Cash at bank and in hand	1,064.7	1,327.7	2,099.1
Short-term bank deposits	143.3	97.6	122.5
Overdrafts[1]	(183.3)	(166.7)	(338.4)
	1,024.7	1,258.6	1,883.2

11. Net debt

£ million	30 June 2014	30 June 2013	31 December 2013
Cash and short-term deposits	1,208.0	1,425.3	2,221.6
Bank overdrafts and loans due within one year	(952.5)	(994.2)	(941.4)
Bonds and bank loans due after one year	(3,212.7)	(3,148.2)	(3,520.6)
	(2,957.2)	(2,717.1)	(2,240.4)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Net debt (continued)

The Group estimates that the fair value of corporate bonds is £4,092.3 million at 30 June 2014 (30 June 2013: £4,260.6 million; 31 December 2013: £4,344.9 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June 2014	30 June 2013	31 December 2013
Within one year	(938.1)	(1,027.3)	(807.8)
Between one and two years	(750.1)	(987.7)	(575.3)
Between two and three years	(711.1)	(765.6)	(757.5)
Between three and four years	(89.4)	(480.2)	(500.0)
Between four and five years	(89.4)	(60.2)	(92.0)
Over five years	(2,832.6)	(1,675.8)	(2,968.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,410.7)	(4,996.8)	(5,700.9)
Short-term overdrafts – within one year	(183.3)	(166.7)	(338.4)
Future anticipated cash flows	(5,594.0)	(5,163.5)	(6,039.3)
Effect of discounting/financing rates	1,428.8	1,021.1	1,577.3
Debt financing	(4,165.2)	(4,142.4)	(4,462.0)
Cash and short-term deposits	1,208.0	1,425.3	2,221.6
Net debt	(2,957.2)	(2,717.1)	(2,240.4)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £7.1 million (30 June 2013: increased by £481.0 million) in the period. This movement includes both goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of the effect of currency translation.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2014 and the date the interim financial statements were approved.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Other intangible assets

The following are included in other intangibles:

£ million	30 June 2014	30 June 2013	31 December 2013
Brands with an indefinite useful life	933.4	1,035.3	957.9
Acquired intangibles	635.0	711.3	613.6
Other (including capitalised computer software)	94.2	97.3	96.3
	1,662.6	1,843.9	1,667.8

14.	Trade and other receivables

Amounts falling due within one year:

£ million	30 June 2014	30 June 2013	31 December 2013
Trade receivables	5,897.9	6,115.4	5,986.5
VAT and sales taxes recoverable	122.1	91.1	82.0
Prepayments	297.1	304.9	251.1
Accrued income	2,482.4	2,433.3	2,282.2
Fair value of derivatives	10.7	58.9	57.9
Other debtors	512.4	491.5	428.4
	9,322.6	9,495.1	9,088.1
Amounts falling due after more than one year:
£ million	30 June 2014	30 June 2013	31 December 2013
Prepayments	3.6	2.6	3.7
Accrued income	35.2	36.1	20.8
Other debtors	63.9	88.1	78.7
Fair value of derivatives	29.7	84.1	55.3
	132.4	210.9	158.5

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)

15.	Trade and other payables: amounts falling due within one year

£ million	30 June 2014	30 June 2013	31 December 2013
Trade payables	7,003.4	7,306.1	7,150.2
Deferred income	947.8	1,027.3	917.8
Payments due to vendors (earnout agreements)	57.5	48.2	49.7
Liabilities in respect of put option agreements with vendors	74.5	62.3	53.5
Fair value of derivatives	25.4	31.9	41.8
Share purchases - close period commitments	76.0	-	-
Other creditors and accruals	2,308.7	2,525.2	2,497.7
	10,493.3	11,001.0	10,710.7

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.	Trade and other payables: amounts falling due after more than one year

£ million	30 June 2014	30 June 2013	31 December 2013
Payments due to vendors (earnout agreements)	203.4	157.4	143.8
Liabilities in respect of put option agreements with vendors	90.9	94.5	85.6
Fair value of derivatives	1.9	103.6	19.9
Other creditors and accruals	215.1	198.0	208.3
	511.3	553.5	457.6

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

£ million	30 June 2014	30 June 2013	31 December 2013
Within one year	57.5	48.2	49.7
Between 1 and 2 years	46.4	34.8	26.1
Between 2 and 3 years	61.1	34.2	44.1
Between 3 and 4 years	45.5	48.8	54.0
Between 4 and 5 years	30.9	32.5	12.9
Over 5 years	19.5	7.1	6.7
	260.9	205.6	193.5

The Group’s approach to payments due to vendors is outlined in note 21.

Notes to the unaudited condensed consolidated interim financial statements (continued)

16.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the period:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
At the beginning of the period	193.5	194.0	194.0
Earnouts paid	(15.3)	(7.1)	(27.7)
New acquisitions	61.9	22.9	51.9
Revision of estimates taken to goodwill	28.4	(7.5)	(5.7)
Revaluation of payments due to vendors (note 5)	(1.9)	(7.2)	(15.8)
Exchange adjustments	(5.7)	10.5	(3.2)
At the end of the period	260.9	205.6	193.5

The Group does not consider there to be any material contingent liabilities as at 30 June 2014.

17.	Issued share capital – movement in the period

Number of equity ordinary shares (million)	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
At the beginning of the period	1,348.7	1,265.4	1,265.4
Conversion of bond to equity	-	66.3	76.5
Exercise of share options	1.1	2.6	6.8
At the end of the period	1,349.8	1,334.3	1,348.7

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT for the six months ended 30 June 2014:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Profit before interest and taxation	559.8	541.4	1,478.4
Amortisation and impairment of acquired intangible assets	74.0	94.2	179.8
Goodwill impairment	-	-	23.3
Gains on disposal of investments	(17.1)	(0.3)	(6.0)
Gains on re-measurement of equity interest on acquisition of controlling interest	(5.9)	-	(30.0)
Investment write-downs	-	-	0.4
Restructuring costs	9.1	-	5.0
Share of exceptional losses of associates	2.1	1.7	10.7
Headline PBIT	622.0	637.0	1,661.6

Finance income	43.0	25.0	64.3
Finance costs	(133.4)	(138.3)	(267.9)
	(90.4)	(113.3)	(203.6)

Interest cover on headline PBIT	6.9 times	5.6 times	8.2 times
Calculation of headline EBITDA:
£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Headline PBIT (as above)	622.0	637.0	1,661.6
Depreciation of property, plant and equipment	95.8	100.5	202.0
Amortisation of other intangible assets	15.1	16.0	32.7
Headline EBITDA	732.9	753.5	1,896.3

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Net sales margin before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2014	Margin	Six months ended 30 June 2013	Margin	Year ended 31 December 2013
Net sales		4,791.7		4,884.3		10,076.1
Headline PBIT	13.0%	622.0	13.0%	637.0	16.5%	1,661.6
Share of results of associates (excluding exceptional gains/losses)		30.8		29.3		78.8
Headline PBIT excluding share of results of associates	12.3%	591.2	12.4%	607.7	15.7%	1,582.8

Reconciliation of profit before taxation to headline PBT and headline earnings for the six months ended 30 June 2014:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Profit before taxation	491.1	427.1	1,295.8
Amortisation and impairment of acquired intangible assets	74.0	94.2	179.8
Goodwill impairment	-	-	23.3
Gains on disposal of investments	(17.1)	(0.3)	(6.0)
Gains on re-measurement of equity interest on acquisition of controlling interest	(5.9)	-	(30.0)
Investment write-downs	-	-	0.4
Restructuring costs	9.1	-	5.0
Share of exceptional losses of associates	2.1	1.7	10.7
Revaluation of financial instruments	(21.7)	1.0	(21.0)
Headline PBT	531.6	523.7	1,458.0
Headline tax charge (note 7)	(106.2)	(114.1)	(294.3)
Non-controlling interests	(31.4)	(34.5)	(75.6)
Headline earnings	394.0	375.1	1,088.1
Ordinary dividends[1]	156.8	139.3	397.3
Dividend cover on headline earnings	2.5 times	2.7 times	2.7 times

1 For the six months ended 30 June 2014, ordinary dividends represent an estimate of the 2014 interim dividend expected to be paid to share owners in November 2014, based on the number of shares in issue at 30 June 2014. The corresponding figure for the six months ended 30 June 2013 represents the 2013 interim dividend paid in November 2013.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the six months ended 30 June 2014:

£ million	Six months ended 30 June 2014	Six months ended 30 June 2013	Year ended 31 December 2013
Cash generated by operations	207.4	402.9	1,784.1
Plus:
Interest received	30.4	24.5	51.3
Investment income	4.4	-	10.1
Dividends received from associates	29.4	23.0	56.7
Share option proceeds	6.8	16.7	42.4
Proceeds on disposal of property, plant and equipment	1.1	3.5	7.3
Movements in working capital and provisions	539.6	371.8	133.4
Less:
Interest and similar charges paid	(155.2)	(145.4)	(254.7)
Purchase of property, plant and equipment	(80.1)	(128.4)	(240.7)
Purchase of other intangible assets (including capitalised computer software)	(15.3)	(22.2)	(43.8)
Corporation and overseas tax paid	(133.7)	(129.8)	(273.3)
Dividends paid to non-controlling interests in subsidiary undertakings	(21.7)	(24.4)	(53.2)
Free cash flow	413.1	392.2	1,219.6

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Going concern and risk management policies

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2014, the Group has access to £5.0 billion of committed bank facilities with maturity dates spread over the years 2014 to 2043 as illustrated below:

£ million		Maturity by year
		2014	2015	2016	2017	2018+
US bond $500m (5.625%’43)	292.4					292.4
US bond $300m (5.125% ’42)	175.4					175.4
Eurobonds €750m (3.0%’23)	600.3					600.3
US bond $500m (3.625% ’22)	292.4					292.4
US bond $812m (4.75% ’21)	475.0					475.0
£ bonds £200m (6.375% ’20)	200.0					200.0
£ bonds £400m (6.0% ’17)	400.0				400.0
Bank revolver ($1,200m and £475m)	1,176.7			1,176.7
Eurobonds €750m (6.625% ’16)	600.3			600.3
Eurobonds €500m (5.25% ’15)	400.2		400.2
US bond $600m (8.0% ’14)	350.8	350.8
TNS private placements $25m	14.6	14.6
Total committed facilities available	4,978.1	365.4	400.2	1,777.0	400.0	2,035.5
Drawn down facilities at 30 June 2014	4,002.9	365.4	400.2	801.8	400.0	2,035.5
Undrawn committed credit facilities	975.2
Drawn down facilities at 30 June 2014	4,002.9
Net cash at 30 June 2014	(1,024.7)
Other adjustments	(21.0)
Net debt at 30 June 2014	2,957.2

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2013 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3	Carrying value
Derivatives in designated hedge relationships
Derivative assets	-	39.8	-	39.8
Derivative liabilities	-	(26.9)	-	(26.9)
Held for trading
Derivative assets	-	0.6	-	0.6
Derivative liabilities	-	(0.4)	-	(0.4)
Payments due to vendors (earnout agreements) (note 16)	-	-	(260.9)	(260.9)
Liabilities in respect of put options	-	-	(165.4)	(165.4)
Available for sale
Other investments	13.5	-	317.7	331.2
30 June 2014	13.5	13.1	(108.6)	(82.0)

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments	Carrying value
1 January 2014	(139.1)	247.6	108.5
Gains recognised in the income statement	0.1	-	0.1
Gains recognised in other comprehensive income	-	52.5	52.5
Exchange adjustments	1.4	(7.9)	(6.5)
Additions	(29.2)	35.8	6.6
Disposals	-	(10.3)	(10.3)
Settlements	1.4	-	1.4
30 June 2014	(165.4)	317.7	152.3

1 Payments due to vendors (earnout agreements) are reconciled in note 16.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Financial instruments (continued)

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount and subsequently measured at fair value. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2014, the weighted average growth rate in estimating future financial performance was 18.7%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £9.3 million and £13.6 million, respectively. An increase in the liability would result in a reduction in the revaluation of financial instruments (note 5), while a decrease would result in a further gain.

Other investments

Other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

22.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the second half of 2014 and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2013. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 182 to 185 of the published 2013 Annual Report and Accounts. Pages 5 and 6 of the Group’s Form 20-F for the year ended 31 December 2013 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

■

The Group competes for clients in a highly competitive industry and client loss may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Principal risks and uncertainties (continued)

■

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

■

The Group is subject to strict data protection and privacy legislation in the jurisdictions in which it operates and relies extensively on information technology systems. The Group operates on a largely decentralised basis with a large number of different agencies and operating entities and the resulting size and diversity of the operational systems increases the vulnerability of such systems to breakdown or malicious intrusion.

Economic

■	The Group’s businesses are subject to recessionary economic cycles. Many of the economies in which the Group operates currently have significant economic challenges.

Financial

■	Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.
■	The interest rates and fees payable by the Group in respect of certain of its borrowings are, in part, influenced by the credit ratings issued by the international debt rating agencies.
■	The Group is subject to credit risk through the default of a client or other counterparty.

Mergers & Acquisitions

■	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.
■	Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

■	The Group operates in 110 countries and is exposed to the risks of doing business internationally.

People

■	The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.

Regulatory/Legal

■	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
■	The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective or harmful.
■	The Group is subject to strict anti-corruption and anti-bribery legislation and enforcement in the countries in which it operates.
■

Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

Responsibility statement

We confirm that to the best of our knowledge:

a)	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;
b)

the interim management report and note 22 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c)	the interim management report and note 18 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 26 August 2014.

P W G Richardson

Group finance director

Independent review report to WPP plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2014 which comprises the condensed consolidated interim income statement, statement of comprehensive income, cash flow statement, balance sheet, statement of changes in equity and related notes 1 to 21. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union and issued by the International Accounting Standards Board. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2014 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

London, UK

26 August 2014

Appendix 2: Interim results for the six months ended 30 June 2014 in reportable US Dollars[1]	44

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2014

$ million	Six months ended 30 June 2014	Six months ended 30 June 2013	+/(-)%	Year ended 31 December 2013
Billings	36,850.9	35,037.4	5.2	72,344.5

Revenue	9,135.0	8,210.8	11.3	17,251.5
Direct costs	(1,132.2)	(681.7)	(66.1)	(1,477.0)
Net sales	8,002.8	7,529.1	6.3	15,774.5
Operating costs	(7,111.7)	(6,742.4)	(5.5)	(13,547.9)
Operating profit	891.1	786.7	13.3	2,226.6
Share of results of associates	48.0	42.6	12.7	107.8
Profit before interest and taxation	939.1	829.3	13.2	2,334.4
Finance income	71.7	38.6	85.8	101.2
Finance costs	(222.3)	(213.3)	(4.2)	(418.7)
Revaluation of financial instruments	36.8	(1.6)	-	34.4
Profit before taxation	825.3	653.0	26.4	2,051.3
Taxation	(159.2)	(172.3)	7.6	(448.1)
Profit for the period	666.1	480.7	38.6	1,603.2

Attributable to:
Equity holders of the parent	613.7	427.6	43.5	1,485.1
Non-controlling interests	52.4	53.1	1.3	118.1
	666.1	480.7	38.6	1,603.2

Headline PBIT	1,042.8	976.8	6.8	2,620.1
Net sales margin	13.0%	13.0%		16.6%
Headline PBT	892.2	802.1	11.2	2,302.6

Reported earnings per share[2]
Basic earnings per ordinary share	46.5 ¢	33.9 ¢	37.2	114.8 ¢
Diluted earnings per ordinary share	45.5 ¢	32.7 ¢	39.1	110.4 ¢

Headline earnings per share[2]
Basic earnings per ordinary share	50.2 ¢	45.5 ¢	10.3	132.9 ¢
Diluted earnings per ordinary share	49.0 ¢	43.5 ¢	12.6	127.6 ¢

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.6689 to the pound for the period ended 30 June 2014 (period ended 30 June 2013: US$1.5441; year ended 31 December 2013: US$1.5646).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Interim results for the six months ended 30 June 2014 in reportable Euros[1]	45

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2014

€ million	Six months ended 30 June 2014	Six months ended 30 June 2013	+/(-)%	Year ended 31 December 2013
Billings	26,871.7	26,699.8	0.6	54,431.2

Revenue	6,663.1	6,254.9	6.5	12,978.1
Direct costs	(825.9)	(519.5)	(59.0)	(1,111.0)
Net sales	5,837.2	5,735.4	1.8	11,867.1
Operating costs	(5,187.6)	(5,133.7)	(1.0)	(10,201.5)
Operating profit	649.6	601.7	8.0	1,665.6
Share of results of associates	35.1	32.4	8.3	80.5
Profit before interest and taxation	684.7	634.1	8.0	1,746.1
Finance income	52.4	29.2	79.5	75.8
Finance costs	(162.1)	(162.3)	0.1	(315.4)
Revaluation of financial instruments	27.0	(1.1)	-	25.1
Profit before taxation	602.0	499.9	20.4	1,531.6
Taxation	(116.5)	(131.2)	11.2	(335.1)
Profit for the period	485.5	368.7	31.7	1,196.5

Attributable to:
Equity holders of the parent	447.2	328.2	36.3	1,107.6
Non-controlling interests	38.3	40.5	5.4	88.9
	485.5	368.7	31.7	1,196.5

Headline PBIT	760.1	746.5	1.8	1,961.6
Net sales margin	13.0%	13.0%		16.5%
Headline PBT	650.4	613.4	6.0	1,722.0

Reported earnings per share[2]
Basic earnings per ordinary share	33.9 ¢	26.0 ¢	30.4	85.6 ¢
Diluted earnings per ordinary share	33.1 ¢	25.1 ¢	31.9	82.3 ¢

Headline earnings per share[2]
Basic earnings per ordinary share	36.5 ¢	34.8 ¢	4.9	99.4 ¢
Diluted earnings per ordinary share	35.7 ¢	33.3 ¢	7.2	95.4 ¢

1 The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of €1.2176 to the pound for the period ended 30 June 2014 (period ended 30 June 2013: €1.1753; year ended 31 December 2013: €1.1776).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and basis of preparation	46

Average net debt

Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2014 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Net sales/ net sales margin

Net sales are revenue less direct costs. Net sales margin is calculated as headline PBIT (defined below) as a percentage of net sales. The Group has previously used the terms gross margin and gross profit to refer to net sales.

Headline earnings

Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

Headline PBT

Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

Operating margin

Headline operating profit as a percentage of net sales.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.